================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY, 2004

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
               --------------------------------------------------
                    (Address of principal executive offices)

      1. Interim Financial Statements for the period ended December 31, 2003, including Management's Discussion & Analysis

      2.    Confirmation of Mailing (for financial statements)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                 Form 20-F [X]                    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes[ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

================================================================================

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 1, 2004

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By: (signed)

----------------------------------
Joseph P. Giuffre
Corporate Secretary & Director

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,            MARCH 31,
                                                                      2003                 2003
                                                                (UNAUDITED)            (AUDITED)
                                                                -----------          -----------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                    $   641,665          $ 3,719,408
   Accounts receivable                                            1,597,750            1,038,721
   Loan to Director                                                  40,000               40,000
   Prepaid expenses                                                  92,601              170,415
   Note receivable (note 4)                                         193,860                    -
   Restricted Cash (note 5)                                         522,619                    -
   Future tax asset                                                       -                4,377
                                                                -----------          -----------
                                                                  3,088,495            4,972,921

Computer systems and office equipment                               358,268              212,265

Customer accounts                                                 6,090,782            1,562,067

Goodwill                                                          5,949,352            1,574,832

Deferred financing costs                                             69,151              340,193

Other assets                                                        182,647                    -
                                                                -----------          -----------
                                                                $15,738,695          $ 8,662,278
                                                                ===========          ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable and accrued liabilities                     $ 1,731,171          $ 1,057,333
   Current portion of long term-debt (note 9)                       593,386                4,725
   Future tax liability                                              27,798                    -
   Litigation liability (note 5)                                    522,619                    -
   Term loan (note 8)                                             2,100,000                    -
                                                                -----------          -----------
                                                                  4,974,974            1,062,058

Long-term debt (note 9)                                           4,166,956               17,624

Future tax liability                                                210,856              346,162

Share capital (note 2)                                            9,687,132            9,687,132

Deficit                                                          (3,301,223)          (2,450,698)
                                                                -----------          -----------
                                                                  6,385,909            7,236,434
                                                                -----------          -----------
                                                                $15,738,695          $ 8,662,278
                                                                ===========          ===========

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)

                                                        FOR THE THREE MONTHS ENDED         FOR THE NINE MONTHS ENDED
                                                               DECEMBER 31,                      DECEMBER  31,
                                                       ----------------------------      ----------------------------
                                                           2003             2002             2003             2002
                                                       -----------      -----------      -----------      -----------
Revenue                                                $ 2,035,137      $ 1,206,243      $ 4,641,213      $ 3,728,533

Expenses:
Salaries and wages                                       1,460,920          779,865        3,140,500        2,278,494
Rent                                                       128,800           71,445          273,807          212,413
General and administrative                                 375,145          274,171          879,635          821,136
Legal judgement                                              7,619                -          522,619                -
Foreign exchange gain                                      (99,585)               -         (118,862)               -
                                                       -----------      -----------      -----------      -----------
                                                         1,872,899        1,125,481        4,697,699        3,312,043
                                                       -----------      -----------      -----------      -----------

Earnings (loss) before interest, taxes,
   depreciation and amortization                           162,238           80,762          (56,486)         416,490

   Interest and financing costs (note 3)                  (450,670)        (119,480)        (595,453)        (193,951)
                                                       -----------      -----------      -----------      -----------

Earnings (loss) before depreciation and                   (288,432)         (38,718)        (651,939)         222,539
amortization

   Depreciation and amortization                          (160,407)        (101,228)        (301,717)        (299,997)
                                                       -----------      -----------      -----------      -----------

Earnings (loss) before income taxes                       (448,839)        (139,946)        (953,656)         (77,458)

   Income taxes:
   Current                                                       -                -                -                -
   Future                                                  (33,764)          (1,916)         103,131          (54,434)
                                                       -----------      -----------      -----------      -----------
                                                           (33,764)          (1,916)         103,131          (54,434)
                                                       -----------      -----------      -----------      -----------

Net loss                                                  (482,603)        (141,862)        (850,525)        (131,892)

Deficit, beginning of period                            (2,818,620)      (2,084,927)      (2,450,698)      (2,669,781)
Change in accounting policy for goodwill and other
   intangible assets                                             -                -                -          574,884
                                                       -----------      -----------      -----------      -----------
Deficit, end of period                                 $(3,301,223)     $(2,226,789)     $(3,301,223)     $(2,226,789)
                                                       ===========      ===========      ===========      ===========

Loss per share, basic and diluted                            (0.06)           (0.02)           (0.11)           (0.02)


See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

                                                          FOR THE THREE MONTHS ENDED      FOR THE NINE MONTHS ENDED
                                                                 DECEMBER 31,                    DECEMBER  31,
                                                          --------------------------     --------------------------
                                                              2003           2002           2003            2002
                                                          -----------     ----------     -----------     ----------
Cash flows from (used in) operating activities:

Net loss                                                  $  (482,603)    $ (141,862)    $  (850,525)    $ (131,892)
Items not involving cash:
   Depreciation and amortization                              160,407        101,228         301,717        299,997
   Amortization of financing costs                            299,168         38,294         353,919         63,688
   Future income tax (recovery) expense                        33,764          1,916        (103,131)        54,434
                                                          -----------     ----------     -----------     ----------
                                                               10,736           (424)       (298,020)       286,227

Net change in non-cash working capital relating
 to operations:
   Accounts Receivable                                       (224,288)        23,180        (559,029)      (429,219)
   Prepaid expenses                                              (112)        65,431          77,814        (14,040)
   Note receivable                                           (193,860)             -        (193,860)             -
   Restricted cash                                           (522,619)             -        (522,619)             -
   Litigation liability                                       522,619              -         522,619              -
   Accounts payable and accrued liabilities                   117,513        (84,627)        673,838        463,587
                                                          -----------     ----------     -----------     ----------
                                                             (290,011)         3,560        (299,257)       306,555
                                                          -----------     ----------     -----------     ----------

Cash flows from (used in) financing activities:

   Repayment of long-term debt                               (198,295)        (6,476)       (200,604)      (179,639)
   Loan to director                                                 -          1,162               -          3,901
   Financing costs                                            (82,877)        (3,461)        (82,877)      (464,385)
   Term loan                                                2,100,000              -       2,100,000              -
                                                          -----------     ----------     -----------     ----------
                                                            1,818,828         (8,775)      1,816,519       (640,123)
                                                          -----------     ----------     -----------     ----------

Cash flows from (used in) investing activities:

   Computer systems and office equipment                       (9,355)       (17,990)        (18,075)       (31,766)
   Business acquisitions (note 6)                          (4,576,930)             -      (4,576,930)             -
   Deferred costs                                             106,190              -               -              -
                                                          -----------     ----------     -----------     ----------
                                                           (4,480,095)       (17,990)     (4,595,005)       (31,766)
                                                          -----------     ----------     -----------     ----------

Decrease in cash and cash equivalents                      (2,951,278)       (23,205)     (3,077,743)      (365,334)

Cash and cash equivalents, beginning of period              3,592,943      3,434,958       3,719,408      3,777,087
                                                          -----------     ----------     -----------     ----------
Cash and cash equivalents, end of period                  $   641,665     $3,411,753     $   641,665     $3,411,753
                                                          ===========     ==========     ===========     ==========

Cash and cash equivalents is comprised of:

      Cash                                                    641,665      1,411,753         641,665      1,411,753
      Term deposits maturing within ninety days                     -      2,000,000               -      2,000,000
                                                          -----------     ----------     -----------     ----------

Supplementary disclosure of cash flow information:

      Interest paid in the period                             135,502         26,258         150,141         50,580


See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
Notes to Interim Consolidated Financial Statements
For the nine month period ended December 31, 2003
(unaudited)

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2003. As the interim consolidated financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Corporation's March 31, 2003 audited annual consolidated financial statements.

NOTE 1     LIQUIDITY AND FINANCING REQUIREMENTS

The Corporation had a working capital deficiency of $1,886,479, at December 31, 2003, which sum is comprised of a working capital surplus of $213,521 plus the principal repayment of the term loan in the amount of $2,100,000, which is due on November 30, 2004. With respect to the $2,100,000 principal repayment due on November 30, 2004, the Corporation is actively seeking new long-term financing, the proceeds of which will be used to discharge that debt and provide working capital. In addition, the Corporation is in the process of raising equity (note
12) to provide working capital. In the event that the Corporation is unable to complete its planned equity offering or arrange long-term financing, the Corporation's ability to maintain continuing operations may be adversely affected.

NOTE 2     COMMON SHARES OUTSTANDING

There were 7,692,055 common shares outstanding at March 31, 2003 and December 31, 2003. There were 984,400 stock options outstanding at March 31, 2003 and 1,309,811 stock options outstanding at December 31, 2003. At December 31, 2003, 1,243,611 stock options are available for exercise and the remaining 66,200 have not yet vested.

NOTE 3     INTEREST AND FINANCING CHARGES

Interest and financing charges include interest on long-term debt and interest, commitment fee, and amortization of financing costs related to the Debt Financing and term loan.

NOTE 4     NOTE RECEIVABLE

The note receivable issued on October 10, 2003 is non-interest bearing and is due on demand. It is secured by a general security agreement.

NOTE 5     RESTRICTED CASH

During the quarter, a judgement was made against the Corporation with respect to a previously outstanding legal proceeding. The judgement resulted in an amount of $522,619 in damages, which related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The Corporation is in the process of appealing the judgement. In the event of a successful appeal, any reduction of the amount payable will be recorded in the period realized. The damages have been paid into a lawyer's trust account, pending appeal.

NOTE 6     BUSINESS ACQUISITIONS

During the third quarter ending December 31, 2003, the Corporation, by way of its wholly owned United States subsidiary, Addison York Insurance Brokers Ltd., acquired the fixed assets and customer accounts of two California insurance brokerages, for aggregate consideration of $9,452,395 (US$7,160,746), subject to final purchase price adjustments with a further 20% of the purchase price of one agency being determined based on a price calculation relating to the commission revenue in 5 years, which cannot be quantified at this time. The final price adjustment is based on the one year retention of commission revenue from the effective date of the acquisitions, and can only effect the purchase price to reduce it. The results of operations for these client files will be included in the operating results of the Corporation from the closing date of the acquisitions (Vista - October 17, 2003 and Johns - November 6, 2003). The acquired customer accounts will be amortized on a straight-line basis over ten years and seventeen years.

In aggregate, as a result of the above transactions, the net assets acquired were as follows:

Assets acquired:

                                                           VISTA          JOHNS          TOTAL
                                                         ---------      ---------     ----------
      Customer accounts                                  3,339,280      1,436,437     $4,775,717
      Computer systems and office equipment                136,706         45,941        182,646
      Other assets                                         136,705         45,941        182,647
      Goodwill                                           3,449,021        925,499      4,374,520
      Long-term debt (Capital lease)                       (63,135)             -        (63,135)
                                                         ---------      ---------     ----------
                                                         6,998,577      2,453,818     $9,452,395

Consideration paid:
      Cash                                               2,352,449      2,224,481     $4,576,930
      Long-term debt                                     4,646,128        229,337      4,875,465
                                                         ---------      ---------     ----------
                                                         6,998,577      2,453,818     $9,452,395


NOTE 7     STOCK BASED COMPENSATION

During the nine month period ended December 31, 2003, 334,411 stock options were issued and 9,000 stock options were cancelled. Had the Corporation adopted the fair value method for accounting for stock-based compensation, the Corporation's net loss and loss per share would have been the following pro forma amounts.

                                         3 months ended December 31, 2003        9 months ended December 31, 2003
                                         --------------------------------        --------------------------------
                                          As Reported           Pro Forma         As Reported          Pro Forma
                                          -----------          ----------         -----------         ------------
Net loss                                   $(482,603)          $(701,031)          $(850,525)         $(1,068,953)

Loss per common share:
Basic                                          (0.06)              (0.09)              (0.11)               (0.14)


The fair value of these options has been estimated using a Black Scholes option pricing model and is based on the following assumptions.

Expected Stock Price Volatility              124%
Risk Free Interest Rate                      2.6%
Expected Life of the Options (years)         5

NOTE 8     DEBT FINANCING

On November 6, 2003, the Corporation executed a loan agreement with Paragon Capital Corporation Ltd. with loan proceeds of CDN$2.1 million. The loan has a one-year term, with interest only payments, with interest at 2% per month. The loan is secured by the assets of the Corporation and its subsidiaries along with a share pledge agreement. A commitment fee of 3% of the loan proceeds (CDN$63,000) was charged by the lender. Other costs incurred for the financing were legal costs of $19,877.

On October 20, 2003, a termination and release agreement was executed with Textron Financial Corporation, which terminated the loan agreement and released all security documents. The termination of the loan agreement, resulted in expensing the remaining deferred financing costs of $285,442 in the third quarter.

NOTE 9     LONG-TERM DEBT


                                                                        DECEMBER 2003       MARCH 2003
                                                                        -------------       ----------
Capital lease, bearing interest at 9.78% and secured by the
individual assets being leased by the Corporation                        $   18,846           $22,349

Capital lease, bearing interest at 15.00% and secured by the
individual assets being leased by the Corporation                            52,101                 -

Note payable, bearing no interest and payable on December 31, 2004
and unsecured                                                               225,807                 -

Note payable, bearing interest at 7% per annum and repayable over 10 years in equal monthly instalments of US$40,812 including interest
secured by a general security agreement                                   4,463,588                 -
                                                                         ----------           -------
                                                                          4,760,342            22,349
Less current portion                                                        593,386             4,725
                                                                         ----------           -------
                                                                         $4,166,956           $17,624

The aggregate maturities of long-term debt for the five years subsequent to December 31, 2003 are as follows:

2004                                                    593,386
2005                                                    381,020
2006                                                    386,646
2007                                                    410,229
2008 and beyond                                       2,989,061
                                                     ----------
                                                     $4,760,342

NOTE 10    COMMITMENTS:

The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

2004                                                   $630,791
2005                                                    367,693
                                                       --------
                                                       $998,484
                                                       ========

NOTE 11    SEGMENTED INFORMATION

The Corporation operates in one operating segment that involves the acquisition, consolidation and operation of general insurance brokerages. Revenues are attributed to geographic areas based on the location of resources producing the revenues.

Financial information by geographic segment for 2003 and 2002 is as follows (all in Canadian dollars):

                                         THREE MONTHS ENDED DECEMBER 31, 2003       THREE MONTHS ENDED DECEMBER 31, 2002
                                        -------------------------------------     ----------------------------------------
                                          CANADA         US       CONSOLIDATED     CANADA          US         CONSOLIDATED
                                        ---------    ---------    ------------    ---------     --------      ------------
Revenue                                 1,361,443      673,694     2,035,137      1,206,243           -        1,206,243

Earnings (loss) before interest,
  taxes, depreciation and
  amortization                            207,922      (45,684)      162,238         96,117     (15,355)          80,762

Net earnings (loss)                        19,812     (502,415)     (482,603)        (8,159)   (133,703)        (141,862)

Customer accounts                       1,396,200    4,694,582     6,090,782      1,622,428           -        1,622,428

Goodwill                                1,574,832    4,374,520     5,949,352      1,574,832           -        1,574,832

Other capital assets                      180,673      360,242       540,915        461,453           -          461,453

Depreciation and Amortization              71,122       89,285       160,407        101,228           -          101,228

Interest and financing costs               83,224      367,446       450,670          1,132     118,348          119,480

                                         NINE MONTHS ENDED DECEMBER 31, 2003         NINE MONTHS ENDED DECEMBER 31, 2002
                                        -------------------------------------     ----------------------------------------
                                          CANADA         US       CONSOLIDATED     CANADA          US         CONSOLIDATED
                                        ---------    ---------    ------------    ---------     --------      ------------

Revenue                                 3,967,519      673,694     4,641,213      3,728,533            -       3,728,533

Earnings (loss) before interest,
  taxes, depreciation and
  amortization                             (8,270)     (48,216)      (56,486)       436,490      (20,000)        416,490

Net earnings (loss)                      (206,619)    (643,906)     (850,525)        69,836     (201,728)       (131,892)

Customer accounts                       1,396,200    4,694,582     6,090,782      1,622,428            -       1,622,428

Goodwill                                1,574,832    4,374,520     5,949,352      1,574,832            -       1,574,832

Other capital assets                      180,673      360,242       540,915        461,453            -         461,453

Depreciation and amortization             212,432       89,285       301,717        299,997            -         299,997

Interest and financing costs               89,048      506,405       595,453        12,223        181,728        193,951


Revenue and expenses related to the US acquisitions are from the closing date of acquisition.

NOTE 12    SUBSEQUENT EVENTS

In January, 2004, the Company arranged a non-brokered private placement of up to 468,750 units at a price of $1.28 per unit to raise gross proceeds of up to $600,000. Each unit will consist of one common share and one share purchase warrant. Each Warrant allows the holder thereof to purchase 1 Common Share at a price of $1.60 per Common Share on or before a period that is 2 years from the date of issuance of the Units, whereupon such Warrants will expire. A finder's fee may be paid in respect of the private placement. The net proceeds from the private placement will be used for working capital purposes. The offering is expected to close on or before February 24, 2004.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUE

The Corporation's revenue has increased to $4,641,213 for the nine month period ended December 31, 2003 from $3,728,533 for the nine month period ended December 31, 2002 primarily due to revenue generated from US acquisitions (approximately $674,000), new business commissions generated and premium increases (approximately $253,000) and a net decrease in combined other revenue (approximately $14,000). Revenue from the US acquisitions has been recorded from the closing date of acquisition.

EXPENSES

Salaries and wages have increased to $3,140,500 for the nine month period ended December 31, 2003 from $2,278,494 for the nine month period ended December 31, 2002 mainly due to salaries and wages of US acquisitions (approximately $653,000), salaries and wages related to the new business generated (approximately $107,000) and administrative salary adjustments (approximately $102,000).

Rent increased to $273,807 for the nine month period ended December 31, 2003 from $212,413 for the nine month period ended December 31, 2002 primarily due to rent related to the US acquisitions.

General and administrative expenses increased to $879,635 for the nine month period ended December 31, 2003 from $821,136 for the nine month period ended December 31, 2002 mainly due to the inclusion of general and administrative expenses of US acquisitions (approximately $156,000), increase in legal fees (approximately $33,000), increase in insurance costs (approximately $30,000), decrease in accounting fees (approximately $18,000), decrease in operating costs of the website (approximately $15,000), decrease in other expenses primarily related to acquisition identification (approximately $127,000).

Legal judgement expense of $522,619 was recorded in the nine month period ended December 31, 2003. This judgement was made against the Corporation with respect to a previously outstanding legal proceeding. The judgement related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The Company is in the process of appealing the judgement. The judgement is not expected to affect the Corporation's continued growth strategy to acquire additional insurance brokerages in Canada and the United States.

Foreign exchange gain increased to $118,862 for the nine month period ended December 31, 2003 from $0 for the nine month period ended December 31, 2002. The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings.

EARNINGS (LOSS) FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Corporation's earnings decreased from $416,490 (EBITDA) for the nine month period ended December 31, 2002 to $(56,486) (EBITDA) for the nine month period ended December 31, 2003 primarily due to the legal judgement ($522,619). EBITDA as a percentage of revenue has decreased from 11.1% for the nine month period ended December 31, 2002 to (1.2%) for the nine month period ended December 31, 2003. EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Interim Consolidated Statements of Operations and Deficit.

INTEREST AND FINANCING COSTS

Interest and financing costs increased to $595,453 for the nine month period ended December 31, 2003 from $193,951 for the nine month period ended December 31, 2002 primarily due to the commitment fee costs and amortization of financing costs related to debt financing availability. The remaining balance of deferred financing costs related to the Textron Financial Corporation debt financing was expensed in the third quarter, due to the termination of the loan agreement. Commitment fee and financing cost amortization included in interest and financing costs for the nine month period ended December 31, 2003 amounted to $424,312 (2002 - $129,120).

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $301,717 for the nine month period ended December 31, 2003 from $299,997 for the nine month period ended December 31, 2002 due primarily to US acquisitions $89,285 (2002 - $0), partially offset by elimination of web software depreciation as a result of it being written down at the prior year end.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at December 31, 2003 as compared to March 31, 2003 reflects a net decrease in working capital of $(5,797,342) due to cash used for the US acquisitions and a $2.1 million term loan added to the current liabilities (maturity date of November 30, 2004).

FINANCIAL RESOURCES AND LIQUIDITY

At December 31, 2003 the Corporation had working capital of $(1,886,479) and long-term debt outstanding of $4,166,956. At March 31, 2003 the Corporation had working capital of $3,910,863 and long-term debt outstanding of $17,624.

The Corporation had a working capital deficiency of $1,886,479, at December 31, 2003, which sum is comprised of a working capital surplus of $213,521 plus the principal repayment of the term loan in the amount of $2,100,000, which is due on November 30, 2004. With respect to the $2,100,000 principal repayment due on November 30, 2004, the Corporation is actively seeking new long-term financing, the proceeds of which will be used to discharge that debt and provide working capital. In addition, the Corporation is in the process of raising equity (note
12) to provide working capital. In the event that the Corporation is unable to complete its planned equity offering or arrange long-term financing, the Corporation's ability to maintain continuing operations may be adversely affected.

On November 6, 2003, the Corporation executed a loan agreement with Paragon Capital Corporation Ltd. with loan proceeds of CDN$2.1 million. The loan has a one-year term, with interest only payments, with interest at 2% per month. The loan is secured by the assets of the Corporation and its subsidiaries along with a share pledge agreement. A commitment fee of 3% of the loan proceeds (CDN$63,000) was charged by the lender. Other costs incurred for the financing were legal costs of $19,877.

On October 20, 2003, a termination and release agreement was executed with Textron Financial Corporation, which terminated the loan agreement and released all security documents. The termination of the loan agreement, resulted in expensing the remaining deferred financing costs of $285,442 in the third quarter.

The working capital ratios (current assets/current liabilities) were 0.62:1 as at December 31, 2003 and 4.68:1 as at March 31, 2003, and 4.18:1 as at December 31, 2002.

Shareholders' equity has decreased from $7,236,434 as at March 31, 2003 to $6,385,909 as at December 31, 2003 due to the loss for the nine month period ended December 31, 2003 primarily related to the legal judgement and expensing of the financing costs related to the termination of the financing arrangement with Textron Financial Corporation.

SUBSEQUENT EVENT

In January, 2004, the Company arranged a non-brokered private placement of up to 468,750 units at a price of $1.28 per unit to raise gross proceeds of up to $600,000. Each unit will consist of one common share and one share purchase warrant. Each Warrant allows the holder thereof to purchase 1 Common Share at a price of $1.60 per Common Share on or before a period that is 2 years from the date of issuance of the Units, whereupon such Warrants will expire. A finder's fee may be paid in respect of the private placement. The net proceeds from the private placement will be used for working capital purposes. The offering is expected to close on or before February 24, 2004.

BUSINESS ACQUISITIONS

During the third quarter ending December 31, 2003, the Corporation, by way of its wholly owned United States subsidiary, Addison York Insurance Brokers Ltd., acquired the fixed assets and customer accounts of two California insurance brokerages, for aggregate consideration of $9,452,395 (US$7,160,746), subject to final purchase price adjustments with a further 20% of the purchase price of one agency being determined based on a price calculation relating to the commission revenue in 5 years, which cannot be quantified at this time. The final price adjustment is based on the one year retention of commission revenue from the effective date of the acquisitions, and can only effect the purchase price to reduce it. The results of operations for these client files will be included in the operating results of the Corporation from the closing date of the acquisitions. The acquired customer accounts will be amortized on a straight-line basis over ten years and seventeen years. The purchase price of $9,452,395 was allocated to customer accounts ($4,775,717), goodwill ($4,374,520), computer systems and office equipment ($182,646), other assets ($182,647) reduced by the assumption of capital lease ($63,135). The consideration was paid in cash ($4,576,930) and issuance of notes payable ($4,875,465).

               CIBC Mellon Global Securities Services Company [CIBC Mellon Logo]
                                    CIBC Mellon Trust Company




February 26, 2004



Alberta Securities Commission         British Columbia Securities Commission
Ontario Securities Commission         The Toronto Stock Exchange

Dear Sirs:

RE: ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. - PROFILE # 10468 CONFIRMATION OF MAILING
--------------------------------------------------------------------------------

On February 26, 2004, the following item was sent by prepaid mail to holders of common shares of this Corporation in accordance with the provisions of National Instrument 54-102:

      1. Unaudited Financial Statements For The Nine Month Period Ended December 31, 2003

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com

 600 The Dome Tower o 333-7th Avenue S.W. Suite 600 o Calgary, A.B. o T2P 2Z1 o
                     Tel 403.232.2400 o www.cibcmellon.com
CIBC Mellon Global Securities Services Company and CIBC Mellon Trust Company are
                licensed users of the CIBC and Mellon trademarks.